Exhibit 2

Schedule A

The following table sets forth all transactions in the last sixty days by or on behalf of the Reporting Persons in respect of the Units.

Date of Transaction	Sherwood Entity	Number of Units Sold	Share Price
11/12/2024	MRMP	175,900	$58.32
11/14/2024	MRMP	21,600	$58.13
11/16/2024	MRMP	2,500	$58.01